UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Standard Diversified Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)
(Title of Class of Securities)

85336L109 (Class A Common Stock) 85336L208 (Class B Common Stock)
(CUSIP Number)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,227,642 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,227,642 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,227,642 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 86.5% of Class A Common Stock (see Item 5) 94.2% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,227,642 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,227,642 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,227,642 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 86.5% of Class A Common Stock (see Item 5) 94.2% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 12 TO 13D

This Amendment No. 12 to Schedule 13D (this “Amendment”) relates to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Standard Diversified Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on October 29, 2015 and amended on December 21, 2015, March 2, 2016, September 27, 2016, November 25, 2016, June 5, 2017, June 26, 2017, December 4, 2017, January 5, 2018, June 19, 2018,  September 7, 2018 and September 14, 2018 and by this Amendment (as so amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

As reported in a Current Report on Form 8-K filed by the Issuer on December 10, 2018 (the “8-K”), the Company entered into an agreement to purchase all of the outstanding capital stock of The Tri-State Consumer, Inc. (the “Acquisition”).  In connection therewith, and as also reported in the 8-K, Standard General L.P., on behalf of certain funds for which it serves as investment advisor, provided the Issuer a commitment (the “Commitment Letter” )to fund up to $20,000,000 of the cash portion of the Issuer’s purchase price with respect to the Acquisition.

The foregoing description of the terms and conditions of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 of the Schedule 13D.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as filed with the Securities and Exchange Commission on November 9, 2018, that there were 9,093,634 outstanding shares of Class A Common Stock and 7,815,652 outstanding shares of Class B Common Stock of the Issuer as of November 2, 2018.

As shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder, each Reporting Person’s beneficial ownership is reported herein as if that Reporting Person (and no other shareholder) elected to convert all shares of Class B Common Stock beneficially owned by such Reporting Person into shares of Class A Common Stock.  In addition, beneficial ownership of shares of such Class B Common Stock are reported as if such shares were not so converted.

(c)  The following table lists the Reporting Persons’ transactions in the Issuer’s securities that were effected during the sixty day period prior to the filing of this Schedule 13D and that have not been previously reported in the Schedule 13D:

Transaction	Date	No. Shares	Price

Open market sale	10/18/2018	4,102 shares of Class A Common Stock	$16.5029
Open market sale	10/19/2018	19,366 shares of Class A Common Stock	$16.5102

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Exhibit 99.1
Materials to Be Filed as Exhibits

Form of Commitment Letter, dated December 10, 2018, between Standard General L.P. and the Issuer, incorporated by reference to Exhibit C to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on December 10, 2018.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                December 11, 2018
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim